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FORM 4                                                                                                       OMB APPROVAL
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                                                                                                    OMB Number:           3235-0287
[ ] Check this box if no longer                                                                     Expires:
    subject to Section 16. Form 4                                                                   Estimated average burden
    or Form 5 obligations may                                                                       hours per response..........0.5
    continue. See Instruction 1(b)                                                                  --------------------------------
                                           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
                                                                                                (Check all applicable)
   Elsener, Sr.   Charles                   Swiss Army Brands, Inc. (SABI)
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   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [ ] Director  [X] 10% Owner
                                            Security Number                                   [ ] Officer   [ ] Other
                                            of Reporting                                         (give title   (specify below)
                                            Person                                                below)
                                            (Voluntary)
   Schmiedgasse 57, CH-6438                                    August 2002
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        (Street)                                            5. If Amendment, Date of         7. Individual or Joint/Group Filing
                                                               Original (Month/Year)           (check applicable line)

                                                                                             [X] Form Filed by One Reporting Person
                                                                                             [ ] Form Filed by More than One
   Ibach-Schwyz       Switzerland                                                                Reporting Person
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   (City)   (State)     (Zip)
                                        Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)                                                  (Instr. 3 and 4)
                                  ------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price
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Common Stock             8/27/02     P(1)            2,564,415        A      $9.00   (see below)             I            By SABI
                                                                                                                        Acquisition
                                                                                                                         Corp. (2)
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Common Stock             8/27/02     J(3)            5,262,400        D      $0(3)   (see below)             I        By Victorinox
                                                                                                                            AG
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Common Stock             8/27/02     J(4)              346,705        D      $0(4)   (see below)             D
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Common Stock             8/28/01     J(5)            8,173,520(5)     D      $0         100(5)               I        By Victorinox
                                                                                                                            AG
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(1)  These shares were acquired pursuant to a tender offer made by SABI
     Acquisition Corp., a wholly owned subsidiary of Victorinox AG.
(2)  SABI Acquisition Corp., a wholly owned subsidiary Victorinox AG, merged with and into the Issuer as of August 28, 2002.
(3)  Victorinox AG transferred these shares to SABI Acquisition Corp., its wholly owned subsidiary, for no consideration.
(4)  Charles Elsener, Sr. transferred these shares to SABI Acquisition Corp., a wholly owned subsidiary of Victorinox AG, for no consideration.
(5)  On August 28, 2002, SABI Acquisition Corp. merged with and into the Issuer and SABI Acquisition Corp. ceased to have a separate existence. As a result, the 8,173,520 shares of common stock of the Issuer then held by
     SABI Acquisition Corp. were cancelled for no consideration and the 100 shares of common stock of SABI Acquisition Corp. outstanding immediately prior to the merger were converted into 100 outstanding shares of common stock of the Issuer.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                    SEC 1474 (7-96)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

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1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/        (Instr. 8)      Securities
   (Instr. 3)     Derivative     Year)                              Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)

                                                                   (Instr. 3, 4,
                                                                    and 5)
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                                                      Code    V    (A)      (D)
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FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

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  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                         (Instr. 5)     Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
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                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
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                            /s/ CHARLES ELSENER, SR.           September 9, 2002
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                            **Signature of Reporting Person          Date
                              Charles Elsener, Sr.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                 SEC 1474 (7/96)